UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 27, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO THE MARKET

TIM STRENGTHENS ITS B2B STRATEGY WITH THE ACQUISITION OF V8.TECH AND A NEW VICE PRESIDENCY

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with article 157 of Law No. 6,404/1976 and the provisions of CVM Resolution No. 44, in continuity with the material fact published on February 10, 2025, in which the company disclosed its Strategic Plan for the 2025-2027 triennium, informs its shareholders, the market in general and other interested parties that:

Yesterday, the Company's Board of Directors approved the execution of a Share Purchase and Sale Agreement ("Agreement") for the acquisition of 100% of the share capital of V8 Consulting S.A. ("V8.Tech"), for the amount of R$140 million[1] to be paid at the closing of the transaction. This amount may be increased by additional payments (earn-outs) up to the limit of R$ 140 million, subject to the fulfillment of certain conditions, within a six-year period ("Transaction").

Founded in 2014, V8.Tech is a technology company specializing in the integration of digital solutions and managed services, with a strong presence in digital transformation, cloud computing (multicloud, private and hybrid) and artificial intelligence. The company currently employs approximately 380 professionals and reported net revenue of around R$235 million over the past 12 months (as of September 2025), with a compound annual growth rate (CAGR) of 17% between 2021 and 2024. Additionally, it serves more than 100 active clients across various sectors of the economy.

The Transaction reinforces TIM’s B2B strategy, significantly expanding the Company’s ability to deliver comprehensive digital transformation solutions. The integration of cloud and digital services into TIM’s portfolio will enable the delivery of end-to-end projects, supported by highly specialized teams recognized for their industry know-how.

The closing of the Transaction is subject to approval by the Administrative Council for Economic Defense (CADE), as well as the fulfillment of other customary conditions for transactions of this nature.

Additionally, the Company confirms its organizational evolution with the creation of a new Vice Presidency focused on B2B, under the leadership of Fabio Costa, an executive with proven experience in the segment, having held senior leadership positions at Salesforce, Microsoft, and Oracle for the Brazilian and Latin American markets. Mr. Costa also brings experience in the telecommunications sector, having served as an executive at Telemar Norte-Leste for five years. He joins the Company to lead the development and acceleration of this business line.

[1] This amount is subject to the customary adjustments for this type of transaction, as provided in the Agreement.

The Company will keep its shareholders and the market in general duly informed pursuant to CVM Resolution No. 44 and the applicable legislation.

Rio de Janeiro, November 27, 2025.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 27, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer